SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ARCA biopharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00211Y506
(CUSIP Number)

Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
(617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211Y506	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Adage Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 00211Y506	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 00211Y506	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 00211Y506	SCHEDULE 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of ARCA biopharma, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 10170 Church Ranch Way, Suite 100, Westminster, CO 80021.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i)	Adage Capital Management, L.P., a Delaware limited partnership (“ACM”), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), with respect to the shares of Common Stock directly held by ACP;

(ii)	Robert Atchinson (“Mr. Atchinson”), as (i) managing member of Adage Capital Advisors, L.L.C., a Delaware limited liability company (“ACA”), managing member of Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), general partner of ACP and (ii) managing member of Adage Capital Partners LLC, a Delaware limited liability company (“ACPLLC”), general partner of ACM, with respect to the shares of Common Stock directly held by ACP; and

(iii)	Phillip Gross (“Mr. Gross”), as (i) managing member of ACA, managing member of ACPGP and (ii) managing member of ACPLLC, general partner of ACM, with respect to the shares of Common Stock directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(c)	The principal business of ACM is to serve as investment manager to ACP. The principal business of each of Messrs. Atchinson and Gross is the management of investments in securities.

CUSIP No. 00211Y506	SCHEDULE 13D	Page 6 of 11 Pages

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	ACM is a Delaware limited partnership. Messrs. Atchinson and Gross are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the 1,200,000 shares of Common Stock to which this Schedule 13D relates were derived from working capital of ACP made in the ordinary course of business. A total of approximately $4,066,490 was paid to acquire the 1,200,000 shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the shares of Common Stock pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On April 3, 2024, the Issuer filed a Current Report on Form 8-K disclosing it had entered into an Agreement and Plan of Merger and Reorganization dated as of April 3, 2024 (the "Merger Agreement") with Atlas Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Atlas Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer and Oruka Therapeutics, Inc., a Delaware corporation. The transactions contemplated by the Merger Agreement are hereinafter referred to as the "Proposed Transaction".

CUSIP No. 00211Y506	SCHEDULE 13D	Page 7 of 11 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the shares of Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Transaction and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 14,501,143 shares of Common Stock outstanding on January 31, 2024, as reported in Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 1, 2024.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 00211Y506	SCHEDULE 13D	Page 8 of 11 Pages

(c)	The transactions in the shares of Common Stock within the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 00211Y506	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 5, 2024

ADAGE CAPITAL MANAGEMENT, L.P.
By: Adage Capital Partners LLC,
its general partner

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually

CUSIP No. 00211Y506	SCHEDULE 13D	Page 10 of 11 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: ADAGE CAPITAL MANAGEMENT, L.P. (“ACM”)

Adage Capital Partners L.L.C. (“ACPLLC”) serves as the general partner of ACM. Its business address is c/o Adage Capital Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. Its principal occupation is serving as the general partner of ACM. ACPLLC is a Delaware limited liability company.

Adage Capital Advisors, L.L.C. ("ACA”), serves as the managing member of ACPLLC. The business address of ACA is c/o Adage Capital Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. The principal occupation of ACA is serving as managing member of ACPLLC. ACA is a Delaware limited liability company.

Messrs. Atchinson and Gross serve as the managing members of ACA. Messrs. Atchinson and Gross are Reporting Persons.

CUSIP No. 00211Y506	SCHEDULE 13D	Page 11 of 11 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons within the past sixty (60) days. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased or sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)*
04/03/2024	250,000	3.3785	3.115-3.55
04/03/2024	892,718	3.3436	2.85-3.84
04/03/2024	57,282	3.9047	3.85-3.99

*       Excluding commissions.